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                                                                    Exhibit 4xix

                      [P.T. CENDANA INDOPEARLS LETTERHEAD]

29 May 2001


Mr D Schonell
PO Box 4003
WEMBLEY WA 6913


Dear David

Re:  Employment Contract - Project Manager

It is with pleasure that we offer you the position of Project Manager at our West Papua pearl farm in Indonesia.

We set out your terms and conditions below:-

1.   Responsibilities

     You will be responsible to the Managing Director in accordance with the attached job description.

2.   Term of Contract

     This contract will commence on 1st September 2001 and is for a minimum term, which expires on 31 August 2003, but subject to the notice conditions in clause 9.

3.   Remuneration Package

     3.1  Basic Remuneration
          We will pay you a net (after tax) salary of Aus$90,000 per annum, payable monthly in arrears. Any payments you wish us to make (for example to a superannuation fund) will be deducted from your net salary.

     3.2  Incentives
          A bonus of 15% of your annual salary will be made available if you agree to remain with the company in the capacity of Project Manager for the term of this contract; however, some of the following criteria may require a full calendar year to achieve. The criteria for achieving a full bonus is as follows:
          For years 2002 and 2003

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          a)   Hatchery Production (15%) - Sufficient spat must be produced to ensure a minimum of 200,000 juveniles p.a. are successfully reared to 12 months of age;
          b) Pearl Operations (20%) - 135,000 First Operations (F-Ops) p.a. in addition to Re-ops and D-ops as dictated by conditions. Total operations should approximate 180,000 p.a.
          c) Pearl Production (15%) - Production of at least 98,732 Saleable Pearls (as defined by Autore Pearl grading system) in 2002 (but not necessarily sold in 2002) and an amount for 2003 which is to be determined after the final nucleations of 2001 are completed;
          d) Cost saving (50%) - Reduction of operating and capital costs so that there is at least a 5% saving on the budgeted Indonesian costs for 2002 and 2003 based on the budgets that are approved by the Board for these years.

     3.3  Profit Share Scheme
          In accordance with a letter dated 17 August 1999 from Lucian Petersen to all expatriate managers, for the financial years up until December 2002, an incentive scheme is in place whereby 5% of audited pre-tax profits over A$5.0 million for the Atlas Group will be allocated to staff, 70% of which will be allocated to field based expatriate managers. This will be allocated as a proportion of salary and will reflect the length of service up to three years. The bonus under this arrangement will be paid in two equal parts, the first on 31 March and the second on 30 September following the year in which the bonus was earned. The bonus is payable as long as the staff member is in the employ of the company at the time of the payment. The Board of Directors will review this incentive arrangement after 2002.

     3.4  Your basic salary will be subject to an annual review.

4.   Additional entitlements

     4.1 On-site furnished accommodation including provision of food, electricity, water etc.

     4.2 An annual travel allowance of a total of A$10,000 being for Robyn Magee and yourself as well as the proportional costs for international travel undertaken by Georgia & Jessica up to the equivalent adult fare of $5,000 each ie: while they are below the age where they have to pay a full fare for international travel, they will be entitled to the pro rata amount that is charged for juvenile fares. The company pays for domestic Indonesian airfares.

     4.3  Cost of all medical expenses associated with working in Indonesia.

     4.4  All costs associated with work permits and entry visas into Indonesia.

     4.5  Travel, Medical and Evacuation, and Loss of Income insurances.

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5.   Taxation

     The Company will attend to and pay all taxes on your behalf. As your salary is net of tax you will not have to concern yourself with tax issues. It is our understanding that your income from employment in Indonesia is not taxable in Australia.

6.   Leave entitlement

     Expatriate staff are entitled to 80 days per annum away from site at a time that is mutually convenient to the Company and the employee.

     Paid sick leave will be granted as required but shall not exceed 30 days per annum. After 30 days sick leave the employer may terminate this contract. Contract renewal maybe negotiated when illness is overcome. Sick leave does not accrue from year to year.

8.   Confidentiality

     You must not, except in the proper performance of your duties, disclose to any person (and must use your best endeavours to prevent the publication or disclosure to any person) any trade secret or other confidential information concerning the Company's operations.

     The contents of this contract are also considered confidential and likewise you must not disclose any detail to any person except in the proper performance of your duties.

9.   Notice

     It is the intention of the parties that this contract be for a period which expires no sooner than 31 August 2003. Notwithstanding, three (3) months written notice must be given by one party to the other party in order to terminate this contract. Should you be forced to leave the Indonesian site as a result of security or health reasons associated with you or your family, any bonuses accrued before this time will not be forfeited.

If you are in agreement with the above terms and conditions please sign the copy of this letter and return it to us.

Yours sincerely

/s/ Lucian F Petersen
Lucian F Petersen
Managing Director



Terms and Conditions Accepted

/s/ David Schonell
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David Schonell

Date:  29/5/01